Exhibit 4.5

November 30, 2009

Fidus Mezzanine Capital, L.P.
190 S. LaSalle Street
Suite 2140
Chicago, IL 60603

Re:   Issuance of Series C Convertible Preferred Stock; Deferral of  Certain
                Coupon Payments on Series B Preferred Stock

Gentlemen:

Pure Earth, Inc. (the “Company”) has previously advised Fidus Mezzanine Capital, L.P., a Delaware limited partnership (“FMC”), of the Company’s proposal to issue, and the terms upon which it proposes to issue, up 180,000 shares of Series C Convertible Preferred Stock (“Series C Shares”) and FMC has indicated an interest in acquiring a portion of the Series C Shares.

FMC is also a holder of shares of our Series B Preferred Stock, as well as a Warrant, dated March 4, 2008, to acquire shares of our common stock.  In addition, FMC is a party to, or beneficiary of, an Investment Agreement, dated March 4, 2008, with the Company and certain other Investment Documents as defined therein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Investment Documents.

To facilitate the offer, sale and issuance of the Series C Shares, FMC hereby:

(i)	waives any and all further notice requirements with respect to the offer, sale and issuance of the Series C Shares;
(ii)	waives any and all rights of first refusal, preemptive rights or similar rights to acquire Series C Shares;
(iii)
agrees that, notwithstanding any provision of the Investment Documents, the offer, sale and issuance of the Series C Shares, and any conversion of the Series C Shares in accordance with their terms, shall not result in any anti-dilution or similar adjustment to or in favor of the Series B Preferred Stock; and

(iv)
waives application of any covenant or negative covenant in the Investment Documents which would, absent such waiver, preclude the offer, sale, or issuance of the Series C Shares (including sales to any officers or directors of the Company) or which would be breached by either the Company’s offer, sale, or issuance of the Series C Shares.

One Neshaminy Interplex, Suite 201 ∙ Trevose, PA 19053 ∙ Phone 215 639 8755 ∙ Fax 215 639 8756
www.pureearthinc.com

Fidus Mezzanine Capital, L.P.

Further, in connection with that certain Seventh Amendment dated as of October 23, 2009 to that certain Credit and Security Agreement dated as of October 24, 2006 by and among Well Fargo Bank, National Association (“Wells Fargo”), the Company and certain of its affiliates, FMC has agreed that in lieu of making the dividend coupon payment to holders of the Company’s Series B Preferred Stock otherwise due on each of September 30, 2009 and December 31, 2009 (the amount of such payments collectively, the “Coupon Amount”) pursuant to the terms of the Company’s Series B Preferred Stock, the Company shall instead pay holders of the Company’s Series B Preferred Stock in cash the Coupon Amount, plus interest on the Coupon Amount at the rate of fourteen percent (14%) per annum, either:

(a) on February 15, 2010; or

(b) if the Company either (i) refinances its outstanding obligations to Wells Fargo with an alternative lender or (ii) renews such obligations for an extended maturity date with Wells Fargo, in each case prior to the date set forth in clause (a) above, then on the date such refinancing or renewal is consummated.

Notwithstanding the provisions of this letter, in the event that the full Coupon Amount plus all accrued interest with respect to such Coupon Amount is not paid in cash as provided in the immediately preceding paragraph, the Event of Noncompliance with respect to the failure of the Company to pay the Coupon Amount on September 30, 2009 or December 31, 2009 shall be deemed to have occurred on September 30, 2009 and December 31, 2009, respectively, and not on the date that the Company fails to comply with the preceding paragraph and all rights and remedies of the holders of the Series B Preferred Stock with respect to such failure shall be and remain in full force and effect as if the agreement in the immediately preceding paragraph had never been in effect.

[signatures on following page]

Fidus Mezzanine Capital, L.P.

Sincerely,

PURE EARTH, INC.

By:	/s/ Brent Kopenhaver

Acknowledge and Agreed:

FIDUS MEZZANINE CAPITAL, L.P.

By:   Fidus Mezzanine Capital GP, LLC, its General Partner

By:	/s/ Edward H. Ross
Printed Name:	Edward H. Ross
Title:	Managing Partner